

Mail Stop 4561

October 15, 2009

Via U.S. Mail and Facsimile (415) 962-0612

William Gaffney, Director and President
mBeach Software, Inc.
105 Hickory Oak Hollow
Cumming, GA 30040

>   **Re: mBeach Software, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 18, 2009**
>   **File No. 333-159853**

Dear Mr. Gaffney:

        We have reviewed the above-referenced filing and your related response letter
dated September 18, 2009 and have the following comments. Where indicated, we think
you should revise your document in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Unless otherwise noted, where prior comments are referred to they refer to
our letter dated August 10, 2009.

        Should you have any questions concerning our comments or any other aspect of
our review, please feel free to call us at the telephone numbers listed at the end of this
letter.

Amendment No. 2 to Form S-1

General

1.   We refer to our Staff comment letter dated September 1, 2009 and your related
        current report on Form 8-K/A filed on September 23, 2009. Please revise your
        registration statement to provide the information required by Item 11(i) of Form
        S-1 and Item 304 of Regulation S-K regarding the change of your independent
        registered public accounting firm on August 4, 2009. Please be sure that your
        disclosures address the revocation of the registration of Moore and Associates
        Chartered by the PCAOB on August 27, 2009.

2.   We refer to our August 10, 2009 phone conversation. Please revise to provide a description of the source materials relied upon for the data regarding the online gambling market. In addition, please submit supplementally copies of these materials, which should be marked to clearly indicate the text relied upon as a basis for your assessment of the online gambling industry.

3.   Please file as an exhibit to your amended registration statement an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. See Item 601(b)(5) of Regulation S-K.

Summary of Financial Information, page 7

4.   Revise to include information for the most recent interim period.

Use of Proceeds, page 18

5.   We refer to our August 10, 2009 phone conversation and note that your Use of Proceeds section has not been revised to reflect those comments. Please revise this section to clearly indicate that the proceeds that will be available to you from this offering for use in completing your business plan will be net of any expenses. In this regard, please make similar revisions to the Use of Proceeds discussion in your Summary of the Offering on page 6.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 25

6.   We refer to our prior comment 2 and note that you have revised your document to state that over the next twelve months, you will need "three part time resources" that will cost approximately $80,000 in order to complete your business and prototype plans and to identify necessary resources to implement your plan. Please revise to clarify what is meant by "three part time resources" and the role these part time resources will play in implementing your business plan.

Unaudited Financial Statements July 31, 2009

Statements of Cash Flows, page F-5

7.   Explain the reason for the difference in classification of the founder's contribution within financing activities in the unaudited financial statements on page F-5 and operating activities in the audited financial statements on page F-11.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please direct any other questions to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director